Mail Stop 0306

        June 16, 2005

Mr. Todd Noble
Chief Financial Officer
Advanced ID Corporation
6143 - 4 Street SE, Suite 14
Calgary, Alberta, Canada T2H 2H9

 RE: Advance ID Corporation
   Form 10-KSB for Fiscal Year Ended December 31, 2004
   Filed March 31, 2005
        Form 10-QSB for Fiscal Quarter Ended March 31, 2005
        File No. 000-24965

Dear Mr. Noble:

        We have reviewed your response to our letter dated June 6,
2005
and have the following additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

Form 10-KSB for the fiscal year December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm, page 19

1. We refer to your response to comment 3. Disclosures in MD&A
and
in the basic financial statements suggest that you might not be
able
to continue as a going concern. You indicate that you believe the
disclosed conditions are alleviated by the matters addressed in
your
response. Accordingly, it appears that MD&A should present more
detailed discussion about why you believe your business will
.continue
as a going concern. Refer to paragraph 11 to AU Section 341.
Revise
future filings and/or advise.

Note 1. Business and Summary of Significant Accounting Policies,
page 24

Stock Options, page 26

2. We refer to the response to prior comment 11. The pro forma
information provided under paragraph 45 to SFAS 123 should be
prepared assuming application of the fair value method. As set
forth
in paragraph 30 to SFAS 123, the compensation cost for an award of
equity instruments to employees shall be recognized over the
period(s) in which the related employee services are rendered.

Accordingly, it appears that the pro forma presentation should
include a measure of compensation for the services rendered during
the period regardless of whether the options have vested. Either
revise future filings or further explain how your method is
consistent with the guidance from SFAS 123.

        As appropriate, please respond to these comments within 10
business days or tell us when you will provide us with a response.
Please furnish a cover letter with your response that keys your
responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please file
your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our
comments.

        You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
551-3645 or me, at (202) 551-3605 if you have questions regarding
comments on the financial statements and related matters. In this
regard, do not hesitate to contact Brian Cascio, Accounting
Branch
Chief , at (202) 551-3676 with any other concerns.

        Sincerely,

        Gary Todd
        Review Accountant
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Mr. Todd Noble
Advanced ID Corporation
June 16, 2005 .